Exhibit 12
Ratio of Earnings to Fixed Charges

	(Dollars in millions)	Three months ended March 31, 2006

	General Electric Company and consolidated affiliates
	Earnings (a)	$5,191
Plus:	Interest and other financial charges included in expense	4,396
	One-third of rental expense (b)	130
	Adjusted “earnings”	$9,717

	Fixed Charges:
	Interest and other financial charges	$4,396
	Interest capitalized	22
	One-third of rental expense (b)	130
	Total fixed charges	$4,548

	Ratio of earnings to fixed charges	2.14

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.